UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 1, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated February 15, 2017
•	Press Release dated February 17, 2017
•	Press Release dated February 18, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	March 1, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. and Enbridge Energy Partners, L.P. Close Bakken Pipeline System Acquisition

CALGARY, ALBERTA, February 15, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company) and Enbridge Energy Partners, L.P. (NYSE: EEP) (EEP) announced today that the previously disclosed transaction to acquire an effective 27.6 percent interest in the Bakken Pipeline System (Bakken Pipeline or the System) has closed as final conditions have now been met.

The System consists of the Dakota Access Pipeline and the Energy Transfer Crude Oil Pipeline projects, both of which will be operated by Energy Transfer Partners, L.P., and connects the prolific Bakken formation in North Dakota to eastern PADD II and the U.S. Gulf Coast. Construction of the Bakken Pipeline is well advanced and approximately 95 percent complete.

“The project is expected to provide attractive risk-adjusted returns and is underpinned by a significant level of take-or-pay contracts with high credit quality counterparties,” said Guy Jarvis, President, Liquids Pipelines and Major Projects. “It is expected to be immediately accretive to earnings and ACFFO per share, and we’re pleased to be moving forward with this project. The Bakken Pipeline provides us with an attractive opportunity to participate in a competitive new transportation option enabling North American producers to access premium U.S. Gulf Coast markets. We also see strong potential for future investments in the System through low-cost expansions.”

Enbridge will fund 100% of the investment in the short-term through a US$1.5 billion bridge loan to EEP through one of its subsidiaries. This bridge loan will come from available liquidity and will remain in place until a joint funding arrangement with EEP is finalized as part of its ongoing strategic review, which is likely to be completed during the second quarter of the year. Joint funding terms could result in Enbridge permanently funding up to 75 percent of the US$1.5 billion, which was previously factored into the Company’s financing plans.

Mr. Jarvis concluded, “Importantly, the System is being built and operated with what we believe are best in class pipeline safety measures. We look forward to working with our partners to ensure that the commitment to safe operations and maintenance of positive working relationships with all stakeholders along the right of way is a top priority.”

Forward-Looking Statements Regarding Enbridge Inc.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “believe” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the initial funding of amounts to EEP; the bridge financing arrangement between the Company’s subsidiary and EEP; longer-term funding options, including proposed joint funding by the Company’s subsidiary and EEP; the strategic review of EEP; expected in-service dates; expected future returns, and earnings and ACFFO accretion from acquisition of the System;

joint tolls and improved market access; and expansion capacity of the System. Although the Company believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining to bridge financing and longer-term funding, including definitive terms thereof, project construction and completion, in-service dates, operating performance, regulatory parameters, economic and competitive conditions, supply of and demand for commodities and commodity prices. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Company assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains references to available cash flow from operations (ACFFO) per share. ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management believes the presentation of ACFFO per share gives useful information to investors and shareholders as it provides increased transparency and insight into the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. ACFFO per share is not a measure that has standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and is not a U.S. GAAP measure. Therefore, it may not be comparable with similar measures presented by other issuers.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past eight years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.
Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com

2

NEWS RELEASE

Enbridge Partners with EnBW on 497-MW German Offshore Wind Project

CALGARY, ALBERTA – February 17, 2017 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) (Enbridge or the Company) today announced it has acquired an effective 50 percent ownership in the 497-megawatt (MW) Hohe See offshore wind project from EnBW, a German utility, who will retain the remaining interest. Hohe See is a late design-stage project located in the North Sea, 98 kilometers off the coast of Germany. As co-developer, Enbridge will participate in the construction and operation of the project. Once in service in late 2019, Enbridge’s total investment in the project will be $1.7 billion (€1.07 billion). The project is expected to be strongly accretive in the first full year of operations.

“Offshore wind presents promising large-scale opportunities to increase Enbridge’s presence in the renewable power business and is one of our key platforms in the growth of our enterprise going forward,” Enbridge President and CEO Al Monaco said of the transaction. “We like this business, and this project in particular, as it is supported by strong commercial underpinnings and provides attractive returns that are consistent with our investor value proposition.

“This partnership also provides an option for further future investment in a planned 112-MW expansion of the offshore wind farm, providing Enbridge with an additional organic growth opportunity within the European offshore wind market,” added Mr. Monaco. “EnBW is an excellent partner and leader in German power generation and offshore wind development and we look forward to working together to execute on this project and potential future opportunities.

“This project represents an attractive opportunity for Enbridge to extend growth beyond 2019 and highlights the strength of the $48 billion in probability weighted development projects that we introduced in conjunction with our Spectra acquisition announcement. These projects, among others, will support the extension of our 10-12 percent annual dividend per share growth rate through 2024,” concluded Mr. Monaco.

Under the German government’s offshore wind incentive structure, power generated by this project will effectively receive long-term fixed pricing for a period of 20 years. Development and construction has been de-risked as the project has now achieved all key regulatory approvals and fixed-price engineering, procurement, construction and installation contracts have been secured with key suppliers representing more than 90 percent of the project capital costs.

Enbridge’s investment in 2017 will be $0.6 billion (€0.44 billion) with the remaining capital to be invested through to the in-service date in 2019. Equity financing needs for the full $1.7-billion investment have been pre-funded through financing actions completed in the fourth quarter of 2016, specifically through the preferred share and hybrid instrument offerings.

EnBW is one of the largest energy supply companies in Germany and Europe, with significant experience in construction and operation of offshore wind assets. The company developed the first commercial offshore wind farm in Germany, which has been in operation since 2011.

“We are pleased to join forces with Enbridge in delivering this project,” said EnBW CEO Frank Mastiaux. “EnBW has established a strong position in offshore wind and together with Enbridge, we will combine our expertise and advance our joint interest in this growing sector.”

Enbridge has several projects under development in the European offshore wind market, including a 24.9 percent stake in the 400-MW Rampion wind project off the coast of England (expected to be fully operational in 2018), and a 50 percent interest in French offshore wind development company Éolien Maritime France SAS, which is pursuing three large-scale offshore wind that would produce a combined 1,428 megawatts (MW) of power and are subject to final investment decision.

Enbridge’s financial advisor for this transaction was J.P. Morgan Securities LLC and its legal advisor was Dentons.

About Enbridge Inc.

Enbridge, a Canadian Company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past eight years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the United States and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in approximately 2,500 MW of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 9,200 people, primarily in Canada and the United States and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward Looking Information

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements with respect to regulatory approvals, targeted in-service dates; funding of the investment in the Hohe See offshore wind project; growth of Enbridge; and extension of annual dividend per share growth Although the Company believes these forward-looking statements are based on information which is current, reasonable and complete, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include the following: the receipt of regulatory approvals; the realization of anticipated benefits of the investment in the Hohe See offshore wind project; the expected supply of and demand for renewable energy; commodity prices; timing of closing and impact of the combination with Spectra Energy Corp; satisfactory completion of projects under development and exchange rates, inflation and interest rates. The Company’s forward-looking statements are subject to risks and uncertainties pertaining to project development; regulatory approvals; construction and completion; targeted in-service dates; operating performance; regulatory parameters; weather; commodity prices; supply of and demand for renewable energy, economic and competitive conditions; and exchange rates, inflation and interest rates. The Company cautions that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings of the Company with Canadian and U.S. securities regulators. Except to the extent required by applicable law, the Company assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: jonathan.gould@enbridge.com

NEWS RELEASE

Enbridge responds to suspected third-party line strike

CALGARY, ALBERTA, Feb. 18, 2017 – Enbridge is responding to an incident on its Line 2A pipeline at an industrial site in Strathcona County, Alberta following a suspected third-party line strike on Feb. 17, 2017. Enbridge’s Control Center immediately shut down its pipelines in the area in accordance with its leak detection system, and as a precaution.

The incident resulted in a release on Line 2A and is believed to have been caused by a strike to the pipeline during third-party construction activity in the area. There is no volume out estimate at this time. Enbridge crews are working to clean up the release, which is contained in an excavation pit.

Air quality monitoring has been initiated and there is no risk to public safety. The National Energy Board and Transportation Safety Board have been advised of the incident. We will update the Enbridge website as more information becomes available.

About Enbridge Inc.

Enbridge, a Canadian Company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past eight years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the United States and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in approximately 2,500 MW of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 9,200 people, primarily in Canada and the United States and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media
Suzanne Wilton
(403) 231-7385 or Toll Free: (888) 992-0997
Email: suzanne.wilton@enbridge.com